[LOGO] KOOR INDUSTRIES LTD.
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                                                         Office of Legal Counsel
                                                         21 Ha'arba'ah st.
                                                         Tel-Aviv 64739
                                                         Israel
                                                         Tel.:972-3-6238420
                                                         Fax: 972-3-6238425

                                                         22 JUNE 2003

The Securities Authority  The Tel Aviv Stock Exchange The Registrar of Companies
22 Kanfei Nesharim St.    54 Ahad Ha'am St.           97 Yafo St.
Jerusalem  95464          Tel Aviv 65202              Jerusalem 91007
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Fax: 02-6513940           Fax: 03-5105379
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Dear Sirs,


Re:   Immediate  Report (NO. 13/2003)
      Koor  Industries  Ltd.(Company  No. 52-001414-3)
      ------------------------------------------------


Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

     1. Today the Company has published in the United States a press release regarding the following matter:

          o    Payment  of  last   installment   of  its  series  F  Convertible
               Debenture.

     2.   Attached please find the press release.


                                               Yours Sincerely,


                                             Shlomo Heller, Adv.
                                               Legal Counsel

KOOR INDUSTRIES' PAYS LAST INSTALLMENT ON ITS SERIES F CONVERTIBLE DEBENTURE

Tel Aviv, Israel - June 22, 2003 - Koor Industries Ltd. (NYSE: KOR) ("Company of "Koor"), a leading Israeli investment holding company, announced today that it has paid the last installment, totaling NIS 40.27 million (equivalent to roughly $9m), on its Series F convertible debenture.

The Series F convertible debentures were issued based on a Prospectus dated May 30, 1994, and were traded on the Tel Aviv Stock Exchange. The debenture bore an annual interest of 2.75%, linked to the Israeli CPI, paid once a year.

Jonathan Kolber, Chief Executive Office of Koor Industries said today "We are pleased to be further reducing our outstanding debt and simplifying our capital structure" he added "following this payment we will have no additional outstanding convertible debentures, which will then cease being traded"

About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO
Koor Industries Ltd.
Tel. +9723 9008 310
Fax. +9723 9008 313
www.koor.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company`s SEC filings.

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